

August 19, 2022

Zhanchang Xin
Chief Executive Officer
Qilian International Holding Group Ltd.
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province, 735000
People's Republic of China

>   **Re: Qilian International Holding Group Ltd.**
>   **Amendment No. 2 to Form 20-F for Fiscal Year Ended**
>   **September 30, 2021**
>   **File No. 001-39805**

Dear Mr. Xin:

We have reviewed your July 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2022 letter.

Amendment No. 2 to Form 20-F for Fiscal Year Ended September 30, 2021

Item 3, page 13

1.   We understand from your response that the VIE has not been charged for the technical support, consulting services and other management services stipulated in their Exclusive Service Agreement with the WFOE (Chengdu Trading). Please add a disclosure explaining why the VIE has never been required to pay these service fees to the WFOE given that the WFOE requires cash infusions as evidenced by their reported 2021 negative cash flows and their borrowings from the VIE. Disclose whether there are any specific adverse tax or regulatory factors that impacted your decision not to charge the VIE for the services and describe your intentions to settle amounts owed by the VIE under the VIE Agreements. Expand your page 12 disclosure to explain why "Qilian International may

experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its VIE's profits". Revise the VIE's operating expense and net income balances to recognize the unbilled service expenses pursuant to the guidance in SAB 1:B.1 in light of the fact that the WFOE does not hold any equity in the VIE.

2. Please explain to us why the revenue elimination adjustment on page 13 is $5,143,500 whereas the amount disclosed in Note 12 on page F-24 is only $31,587.

3. Please explain to us how the Parent accounted for the $20,000,000 cash paid in FY 21 to acquire the non-controlling interest. The existing disclosures on pages 15, F-5 and F-6 do not clearly identify which accounts were impacted.

4. Please provide us with a detailed reconciliation between the $6,503,296 and $2,122,539 reported 2021 VIE operating cash flow amounts on pages F-9 and 15, respectively.

5. Page F-9 shows that the VIE has significant amounts of debt outstanding. Page F-27 shows that there were more borrowings after September 30, 2021. Please disclose whether the VIE's creditors have any recourse against the Parent or any of its subsidiaries if the VIE fails to repay their debt obligations. Also, please disclose on page 103 where your cash accounts and the $20 million Available for Sale Securities are geographically located and whether there are any legal, regulatory, or economic factors that could impair the Parent's ability to access those funds for discretionary purposes.

    You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: George Du, Esq.